Exhibit 17.1

DANIEL R LEE	Las Vegas, NV 89134

Myers Industries, Inc.

1293 South Main Street

Akron, OH 44301

Attn: Board of Directors

March 13, 2015

Dear Fellow Members of the Myers Board of Directors,

It is with sadness and disappointment that I write to you today to tender my resignation from the board of directors of Myers Industries.

As you know, I joined the board initially as part of an agreement with GAMCO and then was re-nominated by invitation from the existing board members. Having been a Chartered Financial Analyst and a CEO of companies both larger and smaller than Myer’s, I brought a unique and independent perspective to the board. I looked forward to providing an independent Wall Street perspective and assisting the board in making good decisions and exercising good corporate governance. I’m disappointed that we haven’t made more progress in that regard.

Particularly over the past few months, I have been shocked by the board’s careless attitude toward important decisions regarding the company, including significant divestitures and executive compensation, as well as its unwillingness to consider in good faith my thoughts regarding the company and its performance. On numerous occasions, in order to fulfill my fiduciary duty to the company and its stockholders, I have attempted to raise specific questions regarding the details of important proposed actions to be decided upon by the board in the hopes of engaging the board members in a thorough deliberation. I’ve always done so in a polite and collegial manner. However, in many instances, my questions and concerns were either ignored or even met with hostility.

Recently, I was stunned to learn that the Nominating and Governance Committee intended to recommend to the board that I alone not be re-nominated as a director. This is despite the recent annual review by board members wherein I was told that I was rated highly as a contributive member of the board. I was told that this decision by the Nominating and Governance Committee was not the result of any doubt over my qualifications or my performance as a director and Audit Committee member, but merely because GAMCO intended to nominate three new independent directors to the board at the company’s 2015 annual meeting. I was informed that the Committee was going to recommend to the full board that it “fight” GAMCO’s nominations. The board then followed the recommendation of the Committee without any review of the nominees’ qualifications and expertise and what attributes they might contribute to the existing board. I was told that I was an unfortunate “victim” of a large stockholder’s actions, actions that appear to me to be merely seeking to improve the qualifications, independence and governance of the board.

Upon reflection of these events and the fact that I seem to be already excluded from certain discussions, I’ve decided to resign from the board, effective today, rather than remain on the board until the annual meeting. Hence, I will not be participating in the telephonic board meeting scheduled for this afternoon.

I’ve enjoyed being part of the Myers board for the past two years and hope that you’ve found my contributions worthwhile. I wish the company success and for the sake of all its shareholders, including myself, I hope the proper board composition can be found.

Sincerely,

Daniel R. Lee